October 26, 2012

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn:	Jessica Dickerson, Staff Attorney
Era Anagnosti, Staff Attorney

Re:	GreenHunter Energy, Inc.
Amendment No. 3 to Registration Statement on Form S-3
Filed October 18, 2012
File No. 333-183292

Dear Ms. Dickerson:

On behalf of GreenHunter Energy, Inc. (the “Company”), set forth below are the Company’s responses to the Staff’s comments made by the letter dated October 22, 2012 (the “Comment Letter”) in connection with the filing of Amendment No. 3 to the Company’s Registration Statement on Form S-3, filed on October 18, 2012 (Registration No. 333-183292) (the “Form S-3/A”). The Company’s responses are preceded by a reproduction of the corresponding Staff comments as set forth in the Comment Letter.

General

1.	We note your revised disclosure in the penultimate risk factor on page 15 stating that since March 2011, you have failed to pay your interest obligations on your outstanding 9% Series B Senior Secured Redeemable Debentures. It appears that a new material event of default has occurred after the fiscal year ended December 31, 2011, which audited financial statements have been incorporated by reference in the filing. The occurrence of a material default would render you ineligible to use Form S-3 until the filing of your next Form 10-K. Please provide us with your analysis of your ability to register securities on Form S-3 at this time. Refer to General Instruction I.A.5 of Form S-3. For additional guidance, please see Question 115.16 of Securities Act Forms Compliance and Disclosure Interpretations.

Company Response: The Company acknowledges the Staff’s comment and respectfully submits that it is eligible to conduct a primary offering on Form S-3 because (i) no “new” default has occurred during 2012, and (ii) even if a new default occurred during 2012, such default was not itself material.

No “New” Default

The Company defaulted on its 9% Series B Senior Secured Redeemable Debentures (the “Series B Debentures”) in March 2011, and has not made interest payments with respect to the Series B Debentures since that time. Upon such default, the holders of Series B Debentures obtained the right to accelerate the payment of all sums of unpaid principal and interest on the Series B Debentures at any time. The Company subsequently filed a Form 10-K that included audited financial statements covering the fiscal year ended December 31, 2011. The notes to the Company’s audited financial statements contained therein included full disclosure of the default in question, and such default has been continuously disclosed in the Company’s subsequent Form 10-Q filings.

The Company submits that the absence of interest payments in 2012 does not constitute a “new” default for the purpose of General Instruction I.A.5. that would merit postponing Form S-3 eligibility until the filing on an additional Form 10-K. The holders of Series B Debentures obtained the right to accelerate the payment of all sums of unpaid principal and interest in 2011 and had such right until each such holder agreed to exchange their Series B Debentures for the Company’s preferred stock (which occurred earlier this year). The holders did not obtain additional remedies with respect to the non-payment of interest in 2012, and the failure to make interest payments in 2012 did not alter the fundamental relationship between the holders of the Series B Debentures and the Company—the Company remained in default and the holders of the Series B Debenture continued to have the ability to accelerate at their discretion. Moreover, the Company disclosed in its Form 10-K for the 2011 fiscal year its inability to pay interest on the Series B Debentures as well as its intention to exchange the Series B Debentures for shares of the Company’s preferred stock, essentially disclosing on a preemptive basis the failure to pay interest that was to occur in 2012. Therefore, the Company respectfully submits that no “new” default contemplated by General Instruction I.A.5. occurred during 2012.

No Material Default

Even if the failure to make interest payments on the Series B Debentures in 2012 were considered to be a “new” default, such new default would still need to itself be material to the Company and its subsidiaries taken as a whole in order to jeopardize the Company’s Form S-3 eligibility. See Question 115.16 of Securities Act Forms Compliance and Disclosure Interpretations (“If a company defaults on indebtedness, which default is material to the company as a whole . . . , can the company satisfy the eligibility requirement in Instruction I.A.5 of Form S-3 in the following fiscal year even if the default has not been cured . . . ? Answer: Yes, provided that the company has filed a Form 10-K including audited financial statements covering the period in which the material event of default . . . occurred. If, after the end of the fiscal year, the company has a new material event of default . . . , then the company would not be eligible to use Form S-3 until the filing of its next Form 10-K.”). When the Company defaulted in 2011 the holders of the Series B Debentures obtained the right to accelerate the payment of all sums of unpaid principal and interest on the Series B Debentures at any time. Those same holders still had that same right in 2012 even before any interest payment was missed during 2012. Even if the default that occurred in 2011 could be seen to be material because it gave rise to the ability of holders of Series B Debentures to accelerate the payment of the Series B Debentures and foreclose on the collateral securing the Series B Debentures, the failure to make interest payments in 2012 was not itself material because it could not similarly give rise to such a danger as the right to accelerate was already then possessed by the holders of Series B Debentures. Moreover, the entire amount of interest that the Company failed to pay throughout 2012 before the exchange of the Series B Debentures amounted to only approximately $137,000—an amount immaterial to the Company and its subsidiaries taken as a whole and unlikely to itself lead to the taking of action by the holders of the Series B Debentures (who in fact did not accelerate the debt or institute litigation or any other action with respect to Series B Debentures in 2012). The Company respectfully submits that if any material default has occurred with respect to the Series B Debentures it occurred during 2011 when the holders obtained the right to accelerate payment of the debt.

Moreover, the failure to make interest payments during 2012 does not itself constitute a material default because the Series B Debentures are secured by the Company’s equity interest in GreenHunter Mesquite Lake, LLC (“Mesquite Lake”), which owns an non-operational resource recovery plant, and are otherwise non-recourse to the Company, and the loss of the equity interest in Mesquite Lake would not have been material to the financial position of the Company and its subsidiaries taken as a whole because no significant revenues have ever been generated by Mesquite Lake. In addition, before the end of the 2011 fiscal year, 37% percent of the holders of Series B Debentures, or holders of Series B Debentures having an aggregate principal amount of $2.3 million (which then represented 47% of the outstanding debt owed by the Company with respect to the Series B Debentures), had already committed to exchanging their Series B Debentures for shares of the Company’s preferred stock, and the Company anticipated exchanging preferred stock for the remaining Series B Debentures then outstanding (which ultimately did occur in 2012 resulting in no Series B Debentures currently outstanding), making any action against the Company by the holders of the Series B Debentures due to the failure to make interest payments in 2012 highly unlikely. Accordingly, not only was there no material default in 2012, but the Series B Debentures to which the 2011 default related are no longer in existence.

For the foregoing reasons, the Company respectfully submits that it remains eligible to conduct a primary offering on Form S-3. The Company respectfully requests a conference with the Staff regarding the foregoing prior to the issuance of an additional comment letter should the Staff have any objections or concerns with respect to the analysis contained herein.

If you have any questions or comments concerning these responses, please do not hesitate to call me at (469) 293-2641.

Sincerely, GreenHunter Energy, Inc.

/s/ Morgan F. Johnston
Morgan F. Johnston Senior Vice President, General Counsel, and Secretary